Exhibit 99.4

TIANJIN WEIDA ELEVAROT CO., LTD.

UNAUDITED CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

Table of Contents	Page(s)
Unaudited Condensed Balance Sheets as of June 30, 2025 and 2024	F-2
Unaudited Condensed Statements of Operations and Comprehensive Income (Loss) for the 6 months ended June 30, 2025 and 2024	F-3
Unaudited Condensed Statements of Changes in Shareholders’ Equity for the 6 months ended June 30, 2025 and 2024	F-4
Unaudited Condensed Statements of Cash Flows for the 6 months ended June 30, 2025 and 2024	F-5
Notes to the Unaudited Condensed Financial Statements	F-6

F-1

TIANJIN WEIDA ELEVATOR CO., LTD.

UNAUDITED CONDENSED BALANCE SHEETS

JUNE 30, 2025 AND 2024

	NOTES	June 30, 2025	June 30, 2024
		(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2(d)	$52,783	$159,050
Accounts receivable, net	2(e)	415,721	135,316
Advances to suppliers	2(f)	45,552	30,891
Other receivables	6	109,013	26,745
Amounts due from related parties	3(a)	325,203	-
TOTAL CURRENT ASSETS		948,272	352,002

Property and equipment, net	5	3,028	1,753
Right-of-use assets		-	18,793
TOTAL NON-CURRENT ASSETS		3,028	20,546
TOTAL ASSETS		$951,300	$372,548

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loan	7	$390,650	$89,411
Accounts payable		132,470	108,813
Advances from customers	2(g)	3,725	22,408
Amount due to a related party	3(a)	-	61,274
Accrued payroll and benefits		19,421	-
Other payables and accrued expenses	8	100,407	28,609
TOTAL CURRENT LIABILITIES		646,673	310,515

EQUITY
Paid-in capital		389,297	217,413
Accumulated deficit		(3,470)	(62,904)
Accumulated other comprehensive income		(81,200)	(92,476)
TOTAL EQUITY		304,627	62,033

TOTAL LIABILITIES AND EQUITY		$951,300	$372,548

See Accompanying Notes to the Unaudited Condensed Financial Statements

F-2

TIANJIN WEIDA ELEVATOR CO., LTD.

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	NOTES	2025	2024
		(Unaudited)	(Unaudited)

Revenue – Project	2(m)	$956,339	$80,973
Revenue – MRO	2(m)	187,466	152,068
TOTAL REVENUE		1,143,805	233,041

Cost – Project		662,851	53,490
Cost – MRO		124,294	97,700
TOTAL COST		787,145	151,190

GROSS PROFIT		356,660	81,851

Administrative expenses	2(n)	203,169	78,224
PROFIT FROM OPERATIONS		153,491	3,627

Other (loss) income, net		(8,659)	3,916
Interest income		81	117
Interest expense		(7,109)	(1,762)

PROFIT BEFORE INCOME TAXES		137,804	5,898

Income tax expense	4	(55,118)	-

NET PROFIT		82,686	5,898

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment		11,191	(1,481)
TOTAL COMPREHENSIVE INCOME		$93,877	$4,417

See Accompanying Notes to the Unaudited Condensed Financial Statements

F-3

TIANJIN WEIDA ELEVATOR CO., LTD.

UNAIDTED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	Paid in Capital	Accumulated Deficit	Accumulated Comprehensive Income (Loss)	Total
Balance as of January 1, 2025	$217,413	$(86,156)	$(92,391)	$38,866
Net income	-	82,686	-	82,686
Foreign currency translation adjustment	-	-	11,191	11,191
Capital contributions	171,884	-	-	171,884
Balance as of June 30, 2025 (unaudited)	$389,297	$(3,470)	$(81,200)	$304,627

Balance as of January 1, 2024	$217,413	$(68,802)	$(90,995)	$57,616
Net income	-	5,898	-	5,898
Foreign currency translation adjustment	-	-	(1,481)	(1,481)
Balance as of June 30, 2024 (unaudited)	$217,413	$(62,904)	$(92,476)	$62,033

See Accompanying Notes to the Unaudited Condensed Financial Statements

F-4

TIANJIN WEIDA ELEVATOR CO., LTD.

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHES ENDED JUNE 30, 2025 AND 2024

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net income	$82,686	$5,898
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for (Reversal of) credit losses on accounts receivable, other current assets, and advances to suppliers:	68,633	(5,508)
Depreciation	381	40
Exchange difference	4,039	(7,493)
Changes in operating assets and liabilities:
Accounts receivable	(278,292)	(9,351)
Lease liabilities	7,535	11,379
Advances to suppliers	389,006	22,750
Other receivables	(2,555)	(17,142)
Accounts payable	36,342	(12,562)
Other payables and accrued expenses	83,750	(530)
Advances from customers	(363,594)	1,582
Amounts due from/to related parties	(167,493)	-
Net cash used in operating activities	(139,562)	(10,937)

INVESTING ACTIVITIES
Purchases of property and equipment	(1,915)	(1,809)
Net cash used in investing activities	(1,915)	(1,809)

FINANCING ACTIVITIES
Proceeds from additional capital	179,238	-
Proceeds from borrowings under short-term loan	110,300	90,232
Repayment of short-term bank loan	(19,303)	(70,797)
Advances to related parties	(211,091)
Net cash provided by financing activities	59,144	19,435

Effect of exchange rate changes on cash and cash equivalents	(2,535)	3,681

NET (DECREASE) INCREASE IN CASH	(84,868)	10,370
CASH, BEGINNING	137,651	148,680
CASH, ENDING	$52,783	$159,050

Supplemental disclosure of cash flow information:
Cash paid during the period
Income taxes	$-	$-
Interest	$7,109	$1,762

See Accompanying Notes to the Unaudited Condensed Financial Statements

F-5

TIANJIN WEIDA ELEVATOR CO., LTD.

NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

Tianjin Weida Elevator Co., Ltd. (the “Company”) was incorporated under the laws of the People’s Republic of China (“China” or “PRC”). It is a provider of elevator services. The Company provides services throughout the entire elevator lifecycle, including sales, installation, repair, maintenance, renovation, and upgrades. The company serves a diverse user base, including governments, businesses, and households, and is committed to building a leading ecosystem for elevator safety management and intelligent operations.

Going Concern and Management’s Plans

The Company’s revenues for the six months ended June 30, 2025 and 2024 are approximately $1.1 million and $0.2 million, respectively. The Company incurred net profit of $0.1 million and $0.01 million for the six months ended June 30, 2025 and 2024, respectively. Cash and cash equivalents at June 30, 2025 was $0.05 million, compared to cash and cash equivalents of $0.2 million as at June 30, 2024. As of June 30, 2025, the Company had a working capital of approximately $0.3 million, improved from a working capital of $0.04 million as of June 30, 2024. As of June 30, 2025 and 2024, the Company had an accumulated deficit of 0.003 million and $0.06 million, respectively.

In September 2025, the Company’s intermediate holding company, Skyladder Holding Limited, entered into a Share Purchase Agreement with Taoping Holdings Limited (“THL”), a British Virgin Islands incorporated company wholly owned by Taoping Inc. (“TAOP”), a Nasdaq listed company. Pursuant to the Share Purchase Agreement, THL acquired 100% of the equity interest of the Company. The transaction was consummated on November 26, 2025. After the acquisition, the Company becomes a wholly owned subsidiary of THL and it is expected that more financial, technology and marketing support to be facilitated from TAOP in the future.

China’s elevator servicing market represents a good expanding opportunity. According to data from the State Administration for Market Regulation, China currently has approximately 12 million elevators in operation, with nearly 10% having been in service for more than 15 years. Renewal and servicing of aged elevators were treated as a national needs in China, as supported by the July 2024 and January 2025 State-issued policy, “Several Measures on Strengthening Support for Large-scale Equipment Renewal and Consumer Goods Trade-in”.

Given the net current assets position as at 30 June 2025 and the State-issued policy which supports the renewal and servicing of elevators, the financial statements have been prepared assuming that the Company will continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The financial statements as of June 30, 2025 and 2024 and for the six-month periods ended June 30, 2025 and 2024 are unaudited. The accompanying unaudited condensed financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (the “U.S. GAAP”) for interim financial reporting. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made to present fairly the financial position, the results of its operations and cash flows. Operating result as presented are necessarily indicative of the results to be expected for a full year.

F-6

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the financial statements. The Company’s significant estimates are used in assessment of credit losses, going concern assessment and revenue recognition. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

(c) Economic, Pandemic, Political, Geopolitical, and Exchange Risks

All the Company’s revenue-generating operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic, public health, and legal environments in the PRC, and by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks that are not typically relevant to companies in North America and Western Europe. These include risks associated with, among others, the political, economic, public health, legal environments, geopolitical influences, foreign currency exchange, and notably in recent events, where the government’s sudden interventions or modifications of the laws and regulations currently in effective could negatively impact the Company’s operations and financial results.

The functional currency of the Company is primarily the Chinese Renminbi Yuan (the “RMB”), which is not freely convertible into foreign currencies. The Company cannot guarantee that the current exchange rate will remain steady. Therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and yet, because of fluctuating exchange rates, record higher or lower profit depending on exchange rate of RMB. RMB are converted to United States Dollars (the “U.S. dollars”) on the relevant dates. The exchange rate could fluctuate depending on changes in the political and economic environment without notice.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents other than bank and cash as of June 30, 2025 and 2024.

Cash denominated in RMB with a U.S. dollar equivalent of $52,783 and $159,050 as of June 30, 2025 and 2024 were held in accounts at financial institutions located in the PRC‚ which is not freely convertible into foreign currencies. These balances held at financial institutions within China are not covered by insurance, however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks over its cash in bank accounts. Management believes that these financial institutions are of high credit quality and the Management will continually monitor the banks’ creditworthiness.

F-7

(e) Accounts Receivable

Accounts receivable are carried at carrying amount less allowance for credit losses, if any. The Company maintains an allowance for credit losses resulting from the inability of its customers to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis according to historical trend, and estimates its provision for expected credit losses on aging analysis taken forward-looking factors into account.

After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event that the Company recovers amounts previously provided for, the Company will reduce the specific allowance for credit losses. The balance of allowance for credit losses for the six months ended June 30, 2025 and 2024 were approximately $0.20 million and $0.06 million, respectively.

Accounts receivable as at June 30, 2025 and 2024 are as follows:

	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)
Accounts receivable	$620,667	$197,600
Allowance for credit losses	(204,946)	(62,284)
Accounts receivable, net	$415,721	$135,316

Movements of allowance for credit losses for the periods ended June 30, 2025 and 2024 are as follows:

Balance at January 1, 2025	$115,961
Increase in allowance for credit losses	85,827
Foreign exchange difference	3,158
Balance at June 30, 2025	$204,946

Balance at January 1, 2024	69,509
Amounts recovered during the period	(5,563)
Foreign exchange difference	(1,662)
Balance at June 30, 2024	$62,284

(f) Advances to Suppliers

Advances to suppliers mainly included the cash deposits for the purpose of products and services.

(g) Advances from Customers

Advances from customers represent cash received from customers as advance payments for the purchases of the Company’s products or services.

(h) Fair Value Measurement of Financial Instruments

Management has estimated that carrying amounts reported in the balance sheets for cash, accounts receivable, advances to suppliers, other receivables, short-term bank loans, accounts payable, other payables and accrued expenses and amounts due from/to related parties, the carrying amount of these financial instruments approximates their fair value based on the short-term maturity in nature.

F-8

(i) Fair Value Accounting

Financial Accounting Standards Board (FASB) Accounting Standards Codifications (ASC) 820-10 “Fair Value Measurements and Disclosures” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). As required by ASC 820-10, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820-10 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

(j) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation are provided over the assets’ estimated useful lives, using the straight-line method. Estimated useful lives of property and equipment are as follows:

Electronic equipment	3-5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss are included in the Company’s results of operations.

(k) Leases

Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an assets and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no finance leases.

Under ASC 842, the Company determines if an arrangement is a lease at inception. Operating leases right-of-use asset also includes any leases payments made prior to leases commencement and the initial cost incurred by the lessee and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Company uses the incremental borrowing rates based on the information available at lease commencement to determine the present value of the future lease payments. The Company has elected not to recognize right-of-use assets and lease obligations for its short-term leases, which are defined as leases with an initial term of 12 months or less.

(l) Impairment of Long-Lived Assets

Long-lived assets held and used by the Company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Recoverability of assets to be held and used is determined by comparing their carrying amount with their expected net undiscounted future cash flows from the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by how much the carrying amount exceeds the fair value of the assets.

F-9

(m) Revenue Recognition

In accordance with the ASC 606, the Company recognizes revenues net of applicable taxes, when goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services.

The Company generates its revenue primarily from two sources: (1) project and (2) Maintenance, Repair and Operations supply (the “MRO”).

Project

Project represents two types of revenue, i.e. sales of products and installation services.

Product revenues are generated from the sale of elevators. The transfer of control is initiated when ordered equipment is delivered to a customer site as then the customer has the ability to direct the use of and obtain substantially all the remaining benefits from. The Company has acted as the principal of the contract. The Company recognized the product sales at the point of delivery.

Installation services provide mobility solutions with elevators for all applications and needs. The control is transferred continuously to the customer from the start of the installation of the unit, as the work performed enhances an asset controlled by the customer. Revenue is recognized over time using costs incurred to date relative to total estimated costs at completion to measure progress. Incurred costs represent work performed, which corresponds with and best depicts transfer of control or the enhancement of the customer’s assets. Contract costs included in the calculation are comprised of materials, subcontractors’ costs or other direct costs. In developing the total cost estimates, the Company utilizes a combination of its historical cost experience and expected costs considering current circumstances.

MRO

MRO represents two types of revenue, i.e. revenues from maintenance services and repairs services.

Maintenance services are rendered by the Company for the installations carried out by us and other service providers. Control is transferred to the customer over the contract period based on the time elapsed. Maintenance revenue is recognized over the contract period as the service is provided, according to the agreed contractual terms and conditions.

Wide range of repair services are rendered by the Company to the installations carried out by us and other service providers. For repairs, the customer benefits from the service once the repair is completed, revenue is therefore recognized at the point of service completion.

Contract balances

The Company records advances from customers when cash payments are received or due in advance of its performance.

(n) Administrative expenses

Administrative expenses include management and office salaries and employee benefits, deprecation for office equipment, other office expenses and provision for allowance of credit losses.

F-10

(o) Segment Reporting

The Company’s chief operating decision maker has been identified as its CEO, who reviews the results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company only has one reportable segment. The Company does not distinguish between markets or segments for the purpose for internal reporting. The Company’s long-lived assets are substantially all located in PRC and all of the Company’s revenues are derived from PRC.

In November 2023, the FASB issued Accounting Standard Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023. The Company adopted ASU 2023-07 for the six months ended June 30, 2025 and 2024, retrospectively to all periods presented in the financial statement. The adoption of this ASU had no material impact on the Company’s financial position, results of operations, cash flows or disclosures.

(p) Recent Accounting Pronouncements

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. The Company adopted this ASU from January 1, 2024, which is considered not have a material impact on the Company’s financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. The Company adopted this ASU from January 1, 2024, which did not have a material impact on the Company’s financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in our financial statements, once adopted. This ASU is currently not expected to have a material impact on the Company’s financial statements.

F-11

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). This ASU requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. A reporting entity is required to 1) disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e); 2) include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same disclosure as the other disaggregation requirements; 3) disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and 4) disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is in the process of assessing the impact of this ASU on the Company’s financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20). The amendments in this ASU clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is in the process of assessing the impact of the amendments on the Company’s financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe that the adoption of such pronouncements will have a material impact on the financial statements.

3. RELATED PARTY TRANSACTIONS

(a) Amounts due from/to related parties

As of June 30, 2025, the amounts due from related parties were $0.3 million. As of June 30, 2024 the amount due to a related party was $0.06 million. Both balance are unsecured, non-interest bearing and repayable on demand.

4. INCOME TAXES

The Company is governed by the income tax laws of the PRC and the income tax provision is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect of thereof. Under the Enterprise Income Tax Laws of the PRC, Chinese enterprises are subject to income tax at a rate of 25%.

5. PROPERTY AND EQUIPMENT, NET

As of June 30, 2025 and 2024, property and equipment consist of:

	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)
Electronic equipment	$3,756	$1,792

Less: accumulated depreciation	(728)	(39)
Electronic equipment, furniture and fixtures	$3,028	$1,753

Depreciation expense for the six months ended June 30, 2025 and 2024 amounted to $381 and $40, respectively.

Management regularly evaluates property and equipment for impairment, if an event occurs or circumstances change that would potentially indicate that the carrying amount of the property and equipment exceeded its fair value.

F-12

6. OTHER RECEIVABLES

Other receivables consist of the follows:

	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)
Advances to unrelated third parties	$101,961	$26,745
Advances to employees	7,052	-
	109,013	26,745

7. SHORT-TERM BANK LOANS

In August 2023, the Company obtained RMB 0.5 million loan from China Construction Bank with an interest rate of one-year LPR plus 40 basis points, the amount was fully repaid in August 2024. In January 2024 and July 2024, the Company obtained a RMB 0.1 million loan from Agricultural Bank of China and RMB 2 million loan from China Construction Bank, respectively, with an interest rate of one-year LPR plus 40 basis points. In January 2025, the Company obtained a RMB 0.8 million from Agricultural Bank of China with an interest rate of one-year LPR plus 40 basis points.

8. OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of the follows:

	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)
Advances from unrelated third parties	$5,302	$5,227
Other tax payables	95,105	7,643
Advance from a director	-	15,739
	100,407	28,609

9. CONTINGENCIES

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assess such contingent liabilities, and such assessment inherently involves an exercise of judgement. There are no any known commitments or contingencies as of June 30, 2025 and 2024.

10. CONCENTRATIONS

(a) Concentration of credit risk

As of June 30, 2025, four customers accounted for 39%, 15%, 12% and 11% of the Company’s total accounts receivable. As of June 30, 2024, four customers accounted for 20%, 16%, 14% and 13% of the Company’s total accounts receivables.

(b) Customer concentration risk

One customer accounted for 53% of the Company’s total revenue for the six months ended June 30, 2025. Three customers accounted for 23%, 21%, and 18% of the total revenue for the six months ended June 30, 2024. No other customer accounted for more than 10% of the Company’s revenue for the six months ended June 30, 2025 and 2024, respectively.

(c) Vendor concentration risk

For the six months ended June 30, 2025, 3 suppliers accounted for 48%, 15% and 10% of the Company’s total purchase costs. For the six months ended June 30, 2024, a supplier accounted for 35% of the Company’s total purchase costs. No other supplier accounted for more than 10% of the Company’s purchases cost for the six months ended June 30, 2025 and 2024, respectively.

11. SUBSEQUENT EVENTS

On September 29, 2025, the Company’s intermediate holding company, Skyladder Holding Limited, and THL, a wholly owned subsidiary of TAOP, entered into a share purchase agreement pursuant to which THL agreed to acquire and Skyladder Holding Limited agreed to sell its 100% equity interest of the Company. The acquisition was completed on November 26, 2025.

F-13